EXHIBIT 99.1

China Lodging Group, Limited Reports Third Quarter of 2013 Financial Results

  A total of 1,341 hotels or 144,494 hotel rooms in operation as of September 30, 2013
  Net revenues totaled RMB1,146.7 million (US$187.4 million) 1 for the third quarter of 2013, an increase of 28.3% year-over-year, exceeding the high end of previously announced guidance.
  Net income attributable to China Lodging Group was RMB124.9 million (US$20.4 million) for the third quarter of 2013, an increase of 30.4% year-over-year. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) was RMB133.8 million (US$21.9 million) for the third quarter of 2013, an increase of 29.2% year-over-year.
  Adjusted operating margin for the third quarter of 2013 was 15.7%, improving from 14.3% in the same period of 2012.
  Diluted earnings per ADS2 were RMB2.00 (US$0.33) for the third quarter of 2013. Excluding share-based compensation expenses, adjusted diluted earnings per ADS (non-GAAP) was RMB2.14 (US$0.35) for the third quarter of 2013, an increase of 28.1% year-over-year.
  China Lodging Group expects Q4 net revenues growth of 24% to 26%.

SHANGHAI, China, Nov. 12, 2013 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the quarter ended September 30, 2013.

Third Quarter 2013 Operational Highlights

  During the third quarter of 2013, the Company opened 24 net leased ("leased-and-operated") hotels and 98 net manachised ("franchised-and-managed") hotels. As of September 30, 2013, the Company had 538 leased hotels, 777 manachised hotels, and 26 franchised Starway hotels in operation across 232 cities. More than 80% of leased hotels were located in tier-1 and -2 cities. The leased and manachised hotel rooms in operation increased by 29% and 70%, respectively, from a year ago.

  As of September 30, 2013, the Company had 1,165 Hanting Hotels, 56 JI hotels, 72 Hi Inns, and 48 Starway Hotels in operation.

  As of September 30, 2013, the Company had 76 leased hotels and 379 manachised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB186 in the third quarter of 2013, compared with RMB183 in the third quarter of 2012 and RMB182 in the previous quarter. The year-over-year increase of 1.5% was mainly attributable to a 3.2% increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 94.1% in the third quarter of 2013, compared with 97.4% in the third quarter of 2012 and 91.3% in the previous quarter. The year-over-year decrease was mainly due to soft economy and an unfavorable Mid-autumn Festival holiday schedule this September. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB175 in the third quarter of 2013, compared with RMB178 in the third quarter of 2012 and RMB167 in the previous quarter. The year-over-year decrease was a result of a lower occupancy rate offset by a higher ADR. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB190 for the third quarter of 2013, compared with RMB188 for the third quarter of 2012, with a 3.2% increase in ADR and a 2.0 percentage-point decrease in occupancy rate. The increase in same-hotel ADR was driven by price increase to enhance yield. The decrease in same-hotel occupancy rate was mainly due to soft economy and an unfavorable Mid-autumn Festival holiday schedule this September.

  As of September 30, 2013, the Company's loyalty program had over 13 million members, who contributed more than 80% of room nights sold during the third quarter of 2013. In the third quarter of 2013, more than 90% of room nights were sold through the Company's own channels.

"We continued our momentum from the first half of the year and are excited to deliver another strong quarter with solid same-hotel RevPAR growth and continuing year-over-year margin expansion. While the relatively soft macro environment, we are able to raise same-hotel ADR by 3% year-over-year in a third consecutive quarter," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.

Third Quarter of 2013 Financial Results
(RMB in millions)	Q3 2012	Q2 2013	Q3 2013
Revenues:
Leased hotels	846,687	963,305	1,066,240
Manachised and franchised hotels	100,955	133,768	149,862
Total revenues	947,642	1,097,073	1,216,102
Less: business tax and related surcharges	(54,005)	(62,263)	(69,436)
Net revenues	893,637	1,034,810	1,146,666

Third Quarter of 2013 Financial Results

Total revenues for the third quarter of 2013 were RMB1,216.1 million (US$198.7 million), representing a 28.3% year-over-year increase and a 10.8% sequential increase. The year-over-year and sequential increases were primarily due to the Company's continued expansion of its hotel network.

Total revenues from leased hotels for the third quarter of 2013 were RMB1,066.2 million (US$174.2 million), representing a 25.9% year-over-year increase and a 10.7% sequential increase.

Total revenues from manachised and franchised hotels for the third quarter of 2013 were RMB149.9 million (US$24.5 million), representing a 48.4% year-over-year increase and a 12.0% sequential increase.

Net revenues for the third quarter of 2013 were RMB1,146.7 million (US$187.4 million), representing a 28.3% year-over-year increase and a 10.8% sequential increase.

(RMB in millions)	Q3 2012	Q2 2013	Q3 2013
Operating costs and expenses:
Hotel operating costs	630,025	746,557	823,214
Selling and marketing expenses	24,316	31,947	37,280
General and administrative expenses	55,734	71,233	62,661
Pre-opening expenses	63,230	55,881	52,438
Total operating costs and expenses	773,305	905,618	975,593

Hotel operating costs for the third quarter of 2013 were RMB823.2 million (US$134.5 million), compared to RMB630.0 million (US$100.2 million) for the third quarter of 2012 and RMB746.6 million (US$121.6million) for the previous quarter, representing a 30.7% and 10.3% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company's hotel network expansion, especially growth in leased hotels. The average number of leased hotels in operation3 during the third quarter of 2013 increased 31.0% from the same period of 2012 and 5.4% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB821.5 million (US$134.2 million), representing 71.7% of net revenues, compared to 70.4% for the third quarter in 2012 and 72.0% in the previous quarter. The year-over-year increase in hotel operating costs as a percentage of net revenues was mainly due to the increase in rent as a percentage of net revenues associated with our strategy of newly-opened midscale hotels in higher tier cities, partially offset by revenue mix shift toward higher portion of higher-margin manachised revenue and the cost-saving efforts.

Selling and marketing expenses for the third quarter of 2013 were RMB37.3 million (US$6.1 million), compared to RMB24.3 million (US$3.9 million) for the third quarter of 2012 and RMB31.9 million (US$5.2 million) for the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2013 were RMB37.0 million (US$6.1 million), or 3.2% of net revenues, compared to 2.7% for the third quarter of 2012 and 3.1% for the previous quarter. The year-over-year increase in percentage of net revenues was mainly due to higher portion of reservation through third-party agencies.

General and administrative expenses for the third quarter of 2013 were RMB62.7million (US$10.2 million), compared to RMB55.7 million (US$8.9 million) for the third quarter of 2012 and RMB71.2 million (US$11.6 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2013 were RMB55.7 million (US$9.1 million), representing 4.8% of the net revenues for the third quarter of 2013, compared with 5.5% of the net revenues for the third quarter of 2012 and 6.3% for the previous quarter. The sequential decrease in percentage of net revenue was mainly due to the receipt of government subsidy and the year-over-year decrease in percentage of net revenue was mainly due to benefit from economies of scale.

Pre-opening expenses for the third quarter of 2013 were RMB52.4 million (US$8.6 million), representing a 17.1% year-over-year decrease and 6.2% sequential decrease. The pre-opening expenses as a percentage of net revenues decreased 2.5 percentage points year-over-year due to enlarged revenue base and shortened construction cycle for leased hotels before hotel openings.

Income from operations for the third quarter of 2013 was RMB171.1 million (US$28.0 million), compared to RMB120.3 million (US$19.1 million) for the third quarter of 2012 and RMB129.2 million (US$21.1 million) for the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2013 was RMB180.0 million (US$29.4 million), compared with RMB128.1 million (US$20.4 million) for the third quarter of 2012 and RMB136.9 million (US$22.3 million) for the previous quarter.

Operating margin for the third quarter of 2013 was 15.0%, up from 13.5% for the third quarter of 2012 and 12.5% for the previous quarter. Excluding share-based compensation expenses, adjusted operating margin for the third quarter of 2013 was 15.7%, up from 14.3% for the third quarter of 2012 and 13.2% for the previous quarter. The year-on-year and sequential increases in adjusted operating margin were mainly attributable to higher portion of high-margin manachise business, reduction of pre-opening expenses and the benefits from economies of scale.

Net income attributable to China Lodging Group, Limited for the third quarter of 2013 was RMB124.9 million (US$20.4 million), compared to RMB95.8 million (US$15.2 million) for the third quarter of 2012 and RMB96.3 million (US$15.7 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2013 was RMB133.8 million (US$21.9 million), compared to adjusted net income attributable to China Lodging Group, Limited of RMB103.6 million (US$16.5 million) for the third quarter of 2012 and RMB104.0 million (US$16.9 million) for the previous quarter.

Basic and diluted earnings per share/ADS. For the third quarter of 2013, basic earnings per share was RMB0.51 (US$0.08) and diluted earnings per share was RMB0.50 (US$0.08); basic earnings per ADS was RMB2.04 (US$0.33) and diluted earnings per ADS was RMB2.00 (US$0.33). Excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) was RMB0.55 (US$0.09) and adjusted diluted earnings per share (non-GAAP) for the third quarter of 2013 was RMB0.54 (US$0.09), and adjusted basic earnings per ADS (non-GAAP) was RMB2.18 (US$0.36) and adjusted diluted earnings per ADS (non-GAAP) was RMB2.14 (US$0.35).

EBITDA (non-GAAP)4 for the third quarter of 2013 was RMB289.8 million (US$47.4 million), up 38.4% from RMB209.3 million (US$33.3million) for the third quarter of 2012 and 19.4% from RMB242.7 million (US$39.5 million) for the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the third quarter of 2013 was RMB351.2 million (US$57.4 million), representing an increase of 25.3% year-over-year and an increase of 14.7% sequentially.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB323.5 million (US$52.9 million) for the third quarter of 2013, compared with RMB263.6 million (US$41.9 million) for the third quarter of 2012 and RMB288.3 million (US$47.0 million) for the previous quarter. The year-over-year and sequential increases of hotel income (non-GAAP) were mainly attributable to the enlarged manachised hotel network and increased number of mature leased hotels in the portfolio. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB233.5 million (US$38.2 million) during the third quarter of 2013, or 25% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 10% of leased room nights available for sale in the third quarter of 2013. Those hotels derived a hotel loss (non-GAAP) of RMB23.9 million (US$3.9 million), or 33% of net revenues derived from those hotels this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage in new cities. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB113.9 million (US$18.6 million), or 81% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the third quarter of 2013 was RMB350.3 million (US$57.2 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, purchase of short term investment and acquisitions, which are part of investing cash flow, was RMB302.1million (US$49.4million).

Cash and cash equivalents, restricted cash, and short-term investment. As of September 30, 2013, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB370.4 million (US$60.5 million).

Loans and other debt financing

As of September 30, 2013, the Company had a short-term loan balance of RMB1.2 million (US$0.2 million) and total credit facility available to the Company of RMB699 million.

Guidance for Fourth Quarter of 2013

The Company expects to achieve net revenues in the range of RMB1,095 to 1,113 million in the fourth quarter of 2013, representing a 24% to 26% growth year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Appointment of Chief Strategy Officer

China Lodging Group announced that Ms. Jenny Zhang accepted the new appointment of Chief Strategy Officer, on top of her existing role as Chief Financial Officer. As the Chief Strategy Officer, Ms. Zhang shall be responsible for incubating and developing the company's early-stage brands, including Hi Inn, Starway, Manxin and Joya, and leading other strategic initiatives.

Executive Comments

"In the past two years, China Lodging has transformed from a lease-dominated economy hotel chain to a wide-spectrum hotel brand and management company. With the introduction of Manxin, an upscale resort brand, the company now has six distinctive brands, covering economy, mid-scale and up-scale markets. Each of the brands represents a unique growth opportunity. We have accumulated rich experience in combining insights of consumer needs, operational excellence and marketing capability to create and roll out new products. The appointment of Jenny as the Chief Strategy Officer demonstrated the Company's long-term commitment to new brand development. Another core competence of the company is to manage hotels in an efficient and innovative way, through established platforms and well-engineered processes, which was best manifested in the operation of Hanting hotels. Our management platforms also proved effective in supporting younger brands to roll out their management services to franchisees. In the third quarter of 2013, manachise business accounted for 12% of our revenue, up from 9% two years ago. We expect more than 80% of new hotels opened in 2014 will be under the manachised model." commented Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. "Pillared by our brand development and hotel management capabilities, China Lodging has successfully transformed its business model into a high-growth, high-resilience and asset-light one. We believe that this model will enable us to grow into a leading hotel group globally, riding upon the rising wealth and increasing demand for travel in China."

Conference Call

China Lodging Group's management will host a conference call at 8 p.m. EST, Tuesday, November 12, 2013 (or 9 a.m. on Wednesday, November 13, 2013 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 8446 0911. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 19, 2013. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 8446 0911 if you wish to listen to this recording.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's website, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of GAAP and non-GAAP results" set forth towards the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The tables towards the end of this release have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of comprehensive income (loss) information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.1200 on September 30, 2013 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four ordinary shares of the Company.

3 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

4 Since the second quarter of 2013, EBITDA (non-GAAP) and Adjusted EBITDA from operating hotels (non-GAAP) have been revised to exclude interest income, the comparative figures are revised accordingly.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2012	September 30, 2013
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	449,844	353,803	57,811
Restricted cash	1,790	4,247	694
Short-term Investment	8,074	12,388	2,024
Accounts receivable, net	50,633	76,306	12,468
Prepaid rent	321,305	360,944	58,978
Inventories	37,971	31,195	5,097
Other current assets	83,058	98,188	16,044
Deferred tax assets	44,231	44,231	7,227
Total current assets	996,906	981,302	160,343

Property and equipment, net	2,951,509	3,445,462	562,984
Intangible assets, net	100,980	98,577	16,107
Long term investment	28,129	28,437	4,647
Goodwill	64,180	64,180	10,487
Other assets	133,536	183,111	29,920
Deferred tax assets	54,947	54,947	8,978
Total assets	4,330,187	4,856,016	793,466

Liabilities and equity
Current liabilities:
Short-term loans	--	1,230	201
Accounts payable	624,824	630,217	102,977
Amount due to related parties	801	3,365	550
Salary and welfare payable	117,980	77,115	12,600
Deferred revenue	200,515	266,904	43,612
Accrued expenses and other current liabilities	187,380	236,073	38,574
Income tax payable	23,142	20,101	3,285
Total current liabilities	1,154,642	1,235,005	201,799

Deferred rent	470,438	610,417	99,741
Deferred revenue	99,800	111,926	18,289
Other long-term liabilities	92,407	129,678	21,189
Deferred tax liabilities	22,335	22,335	3,649
Total liabilities	1,839,622	2,109,361	344,667

Equity
Ordinary shares	180	181	29
Additional paid-in capital	2,243,403	2,279,897	372,532
Retained earnings	260,014	481,332	78,649
Accumulated other comprehensive loss	(38,408)	(39,497)	(6,454)
Total China Lodging Group, Limited equity	2,465,189	2,721,913	444,756
Noncontrolling interest	25,376	24,742	4,043
Total equity	2,490,565	2,746,655	448,799
Total liabilities and equity	4,330,187	4,856,016	793,466

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	846,687	963,305	1,066,240	174,222
Manchised and franchised hotels	100,955	133,768	149,862	24,487
Total revenues	947,642	1,097,073	1,216,102	198,709
Less: business tax and related surcharges	(54,005)	(62,263)	(69,436)	(11,346)
Net revenues	893,637	1,034,810	1,146,666	187,363

Operating costs and expenses:
Hotel operating costs:
Rents	(235,729)	(300,813)	(320,902)	(52,435)
Utilities	(53,340)	(51,776)	(71,532)	(11,688)
Personnel costs	(128,840)	(153,119)	(166,141)	(27,147)
Depreciation and amortization	(88,500)	(109,275)	(117,688)	(19,230)
Consumables, food and beverage	(89,519)	(95,832)	(102,596)	(16,764)
Others	(34,097)	(35,742)	(44,355)	(7,248)
Total hotel operating costs	(630,025)	(746,557)	(823,214)	(134,512)
Selling and marketing expenses	(24,316)	(31,947)	(37,280)	(6,092)
General and administrative expenses	(55,734)	(71,233)	(62,661)	(10,239)
Pre-opening expenses	(63,230)	(55,881)	(52,438)	(8,568)
Total operating costs and expenses	(773,305)	(905,618)	(975,593)	(159,411)
Income from operations	120,332	129,192	171,073	27,952
Interest income	3,932	1,014	2,294	375
Interest expenses	(200)	(206)	(198)	(32)
Other income	377	1,143	368	60
Foreign exchange gain (loss)	(248)	105	31	5
Income before income tax	124,193	131,248	173,568	28,360
Income tax expense	(26,289)	(35,385)	(46,637)	(7,620)
Net income	97,904	95,863	126,931	20,740
Net loss (income) attributable to noncontrolling interests	(2,112)	468	(2,012)	(329)
Net income attributable to China Lodging Group, Limited	95,792	96,331	124,919	20,411

Earnings per share
— Basic	0.39	0.39	0.51	0.08
— Diluted	0.39	0.39	0.50	0.08

Earnings per ADS
— Basic	1.57	1.57	2.04	0.33
— Diluted	1.55	1.55	2.00	0.33

Weighted average ordinary shares outstanding
— Basic	243,282	244,806	245,222	245,222
— Diluted	247,620	248,661	249,679	249,679

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	126	(561)	(314)	(51)
Comprehensive income	98,030	95,302	126,617	20,689
Comprehensive income (loss) attributable to the noncontrolling interest	(2,112)	468	(2,012)	(329)
Comprehensive income attributable to China Lodging Group, Limited	95,918	95,770	124,605	20,360

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Operating activities:
Net income	97,904	95,863	126,931	20,740
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	7,789	7,665	8,920	1,458
Depreciation and amortization	90,991	111,751	120,333	19,662
Bad debt expenses	618	1,620	82	13
Deferred rent	46,155	42,179	57,119	9,333
Investment income	--	34	88	14
Excess tax benefit from share-based compensation	(2,865)	(486)	(2,075)	(339)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	2,129	(5,366)	9,520	1,556
Prepaid rent	(21,382)	(954)	(16,375)	(2,676)
Inventories	(1,198)	(1,929)	3,284	537
Other current assets	926	(18,240)	(10,763)	(1,759)
Other assets	(7,705)	(7,684)	(9,023)	(1,474)
Accounts payable	(1,775)	(3,226)	(963)	(157)
Amount due to related parties	(249)	2,370	(67)	(11)
Salary and welfare payables	(28,811)	27,020	(28,913)	(4,725)
Deferred revenue	27,299	14,651	45,549	7,442
Accrued expenses and other current liabilities	14,927	17,729	8,865	1,449
Income tax payable and receivable	8,621	7,463	25,467	4,161
Other long-term liabilities	9,448	12,509	12,318	2,013
Net cash provided by operating activities	242,822	302,969	350,297	57,237

Investing activities:
Purchase of property and equipment	(278,226)	(173,859)	(266,179)	(43,493)
Purchases of intangibles	(527)	(96)	(591)	(97)
Acquisitions, net of cash received	(3,040)	(270)	(31,030)	(5,070)
Purchase of long term investment	--	(430)	--	--
Purchase of short term investment	--	--	(4,314)	(705)
Decrease (increase) in restricted cash	(46,500)	(1,445)	1,300	212
Net cash used in investing activities	(328,293)	(176,100)	(300,814)	(49,153)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	7,770	1,698	6,037	986
Proceeds from short-term bank loans	--	--	60,000	9,804
Repayment of short term debt	--	--	(60,000)	(9,804)
Repayment of long term debt	(90)	--	--	--
Funds advanced from noncontrolling shareholders	--	1,945	--	--
Repayment of funds advanced from noncontrolling interest holders	(674)	(4,029)	(1,089)	(178)
Contribution from noncontrolling interest holders	210	200	--	--
Repayment to noncontrolling interest holders	--	--	(200)	(33)
Dividend paid to noncontrolling interest holders	(183)	(2,743)	(165)	(27)
Excess tax benefit from share-based compensation	2,865	486	2,075	339
Net cash provided by (used in) financing activities	9,898	(2,443)	6,658	1,087
Effect of exchange rate changes on cash and cash equivalents	125	(580)	(322)	(50)
Net increase (decrease) in cash and cash equivalents	(75,448)	123,846	55,819	9,121
Cash and cash equivalents, beginning of period	541,143	174,138	297,984	48,690
Cash and cash equivalents, end of period	465,695	297,984	353,803	57,811

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	823,214	71.8%	1,713	0.1%	821,501	71.7%
Selling and marketing expenses	37,280	3.2%	251	0.0%	37,029	3.2%
General and administrative expenses	62,661	5.4%	6,956	0.6%	55,705	4.8%
Pre-opening expenses	52,438	4.6%	--	0.0%	52,438	4.6%
Total operating costs and expenses	975,593	85.0%	8,920	0.7%	966,673	84.3%
Income from operations	171,073	15.0%	8,920	0.7%	179,993	15.7%

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	134,512	71.8%	281	0.1%	134,231	71.7%
Selling and marketing expenses	6,092	3.2%	41	0.0%	6,051	3.2%
General and administrative expenses	10,239	5.4%	1,136	0.6%	9,103	4.8%
Pre-opening expenses	8,568	4.6%	--	0.0%	8,568	4.6%
Total operating costs and expenses	159,411	85.0%	1,458	0.7%	157,953	84.3%
Income from operations	27,952	15.0%	1,458	0.7%	29,410	15.7%

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	746,557	72.1%	916	0.1%	745,641	72.0%
Selling and marketing expenses	31,947	3.1%	260	0.0%	31,687	3.1%
General and administrative expenses	71,233	6.9%	6,489	0.6%	64,744	6.3%
Pre-opening expenses	55,881	5.4%	--	0.0%	55,881	5.4%
Total operating costs and expenses	905,618	87.5%	7,665	0.7%	897,953	86.8%
Income from operations	129,192	12.5%	7,665	0.7%	136,857	13.2%

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	630,025	70.5%	1,029	0.1%	628,996	70.4%
Selling and marketing expenses	24,316	2.7%	289	0.0%	24,027	2.7%
General and administrative expenses	55,734	6.2%	6,471	0.7%	49,263	5.5%
Pre-opening expenses	63,230	7.1%	--	0.0%	63,230	7.1%
Total operating costs and expenses	773,305	86.5%	7,789	0.8%	765,516	85.7%
Income from operations	120,332	13.5%	7,789	0.8%	128,121	14.3%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	95,792	96,331	124,919	20,411
Share-based compensation expenses	7,789	7,665	8,920	1,458
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	103,581	103,996	133,839	21,869

Earnings per share (GAAP)
— Basic	0.39	0.39	0.51	0.08
— Diluted	0.39	0.39	0.50	0.08

Earnings per ADS (GAAP)
— Basic	1.57	1.57	2.04	0.33
— Diluted	1.55	1.55	2.00	0.33

Adjusted earnings per share (non-GAAP)
— Basic	0.43	0.42	0.55	0.09
— Diluted	0.42	0.42	0.54	0.09

Adjusted earnings per ADS (non-GAAP)
— Basic	1.70	1.70	2.18	0.36
— Diluted	1.67	1.67	2.14	0.35

Weighted average ordinary shares outstanding
— Basic	243,282	244,806	245,222	245,222
— Diluted	247,620	248,661	249,679	249,679

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	95,792	96,331	124,919	20,411
Interest income	(3,932)	(1,014)	(2,294)	(375)
Interest expenses	200	206	198	32
Income tax expense	26,289	35,385	46,637	7,620
Depreciation and amortization	90,991	111,751	120,333	19,662
EBITDA (non-GAAP)	209,340	242,659	289,793	47,350
Pre-opening expenses	63,230	55,881	52,438	8,568
Share-based Compensation	7,789	7,665	8,920	1,458
Adjusted EBITDA from operating hotels (non-GAAP)	280,359	306,205	351,151	57,376

	Quarter Ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	893,637	1,034,810	1,146,666	187,363
Less: Hotel operating costs	(630,025)	(746,557)	(823,214)	(134,512)
Hotel income (non-GAAP)	263,612	288,253	323,452	52,851

	China Lodging Group, Limited
Operational Data
	As of
	September 30, 2012	June 30, 2013	September 30, 2013
Total hotels in operation:	938	1,216	1,341
Leased hotels	415	514	538
Manachised hotels	446	679	777
Franchised hotels*	77	23	26
Total hotel rooms in operation	103,322	132,557	144,494
Leased hotels	48,857	60,729	62,964
Manachised hotels	46,296	69,546	78,866
Franchised hotels*	8,169	2,282	2,664
Number of cities	149	213	232

* refers to franchised Starway hotels

Hotel breakdown by brand	As of
	September 30, 2012	June 30, 2013	September 30, 2013
Total hotels in operation:	938	1,216	1,341
JI Hotel	26	48	56
Hanting Hotel	795	1,073	1,165
Hi Inn	35	54	72
Starway Hotel	82	41	48

	For the quarter ended
	September 30, 2012	June 30, 2013	September 30, 2013
Occupancy rate (as a percentage)
Leased hotels	97.1%	90.4%	92.6%
Manachised hotels	97.9%	92.1%	95.3%
Blended	97.4%	91.3%	94.1%
Average daily room rate (in RMB)
Leased hotels	188	190	193
Manachised hotels	177	176	180
Blended	183	182	186
RevPAR (in RMB)
Leased hotels	183	172	179
Manachised hotels	173	162	171
Blended	178	167	175

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2012	2013
Total	674	674
Leased hotels	354	354
Manachised hotels	320	320
Total	76,379	76,379
Leased hotel rooms	42,329	42,329
Manachised hotel rooms	34,050	34,050
Occupancy rate (as a percentage)	101.0%	99.0%
Average daily room rate (in RMB)	186	192
RevPAR (in RMB)	188	190
CONTACT: Ida Yu
         Investor Relations Manager
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com